Exhibit 10.1

PARKWAY PROPERTIES, INC.
2006 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

1. *Introduction and Purpose; Restatement*

1.1   Under this Plan Parkway gives Eligible Directors and Eligible Employees an opportunity to purchase stock on a systematic basis at a discount. Parkway has adopted this Plan to encourage Stock ownership by Eligible Directors and Eligible Employees in the belief that Stock ownership will reinforce directors' and employees' interest in the success of Parkway.

1.2   This document is a restatement of the Plan incorporating the amendments to the Plan adopted by the Board of Directors of Parkway on August 22, 2006, effective July 1, 2006.

2. *Definitions*.

2.1   "Account" shall mean the bookkeeping account to be maintained by the Plan Administrator for each Participant for each Purchase Period to record the payments made by the Participant to purchase Stock under the Plan.

2.2   "Board" shall mean the Board of Directors of Parkway.

2.3   "Committee" shall mean the Compensation Committee of the Board or the successor to that committee.

2.4   "Election Form" shall mean the form an Eligible Director or Eligible Employee must complete and timely file with the Plan Administrator to make any of the elections available to Eligible Directors or Eligible Employees under the Plan.

2.5   "Eligible Director" shall mean an individual (other than an employee of Parkway or a Participating Employer) who has been a member of the Board for at least one full calendar year, *provided, however,* that an Eligible Director shall not include a director who owns at any time during a Purchase Period stock possessing 5% or more of the total combined voting power or value of all classes of stock of Parkway based on the ownership rules set forth in Sections 423(b)(3) and 424 of the Internal Revenue Code of 1986, as amended.

2.6   "Eligible Employee" shall mean an employee of Parkway or a Participating Employer who:

(a)   is shown on the payroll records of Parkway or a Participating Employer as a common law employee regularly scheduled to work at least 20 hours per week, and

(b)   has completed at least one full calendar year of employment with Parkway or a Participating Employer;

provided, however, that an Eligible Employee shall not include an employee who owns at any time during a Purchase Period stock possessing 5% or more of the total combined voting power or value of all classes of stock of Parkway based on the ownership rules set forth in Sections 423(b)(3) and 424 of the Internal Revenue Code of 1986, as amended.

An employee who otherwise satisfies the definition of Eligible Employee shall continue to be considered an Eligible Employee during any period for which the employee is absent from work on an approved leave of absence or short-term disability (as determined by Parkway).

2.7 "Fair Market Value" of a share of Stock shall mean, on any date, (i) if the Stock is traded in the over the counter market, the mean between the closing bid and asked prices of a share of Stock or the price of a share of Stock quoted on that date, or, if no prices are so quoted on that date, on the next preceding date on which such prices are so quoted, or, (ii) if the Stock is traded on a national securities exchange, the closing price of a share of Stock as reported on such exchange or under any composite transaction report of such exchange on that date, or, if no prices are so reported on that date, on the next preceding date on which such prices are so reported.

2.8 "Offer Date" shall mean the first Trading Day of a Purchase Period.

2.9 "Participant" shall mean (a), for a given Purchase Period, an Eligible Director or Eligible Employee who has elected to purchase Stock in accordance with Section 7 in that Purchase Period and (b), for any period, any individual for whom Stock is held before delivery under Section 10.

2.10 "Participating Employer" shall mean Parkway and any organization owned in whole or in part, directly or indirectly, by Parkway that is designated as a Participating Employer by the Committee.

2.11 "Plan" shall mean this Parkway Properties, Inc. 2006 Employee Stock Purchase Plan, as amended from time to time.

2.12 "Plan Administrator" shall mean Parkway or Parkway's delegate (including, but not limited to, any third-party administrator selected by Parkway).

2.13 "Parkway" shall mean Parkway Properties, Inc., a corporation incorporated under the laws of the State of Maryland, and any successor to Parkway.

2.14 "Purchase Date" shall mean the last Trading Day of a Purchase Period.

2.15 "Purchase Period" shall mean a period set by the Committee. Unless changed by the Committee, the first Purchase Period shall begin on September 1, 2006, and end on November 30, 2006, and, after that, unless changed by the Committee, there shall be two Purchase Periods ending in each year, one beginning on December 1 and ending on the following May 31, and the other beginning on June 1 and ending on the following November 30. The Committee may not change the ending date of a Purchase Period once the Purchase Period has begun.

2.16 "Purchase Price" shall mean, for a given Purchase Period, a price equal to 90 percent of the average Fair Market Value of a share of Stock on the last five Trading Days of the Purchase Period.

2.17   "Rule 16b-3" shall mean Rule 16b-3 to Section 16(b) of the Securities Exchange Act of 1934, as amended, or any successor to such rule.

2.18   "Stock" shall mean the $.001 par value common stock of Parkway.

2.19   "Trading Day" means a day on which national stock exchanges and the NASDAQ System are open for trading.

3. *Shares Available Under the Plan.*

There shall be (subject to Section 13) a total of 200,000 shares of Stock available for issuance under the Plan as of the effective date described in Section 4. Parkway shall issue shares of Stock from authorized but unissued shares or from shares reacquired by Parkway, as Parkway determines is appropriate from time to time.

4. *Effective Date and Term of Plan.*

The effective date of the Plan shall be the date the shareholders of Parkway approve the adoption of the Plan at the 2006 Annual Meeting of Shareholders. No Purchase Periods under the Plan shall begin after May 31, 2016, and the Plan shall continue in effect after that date only until all shares of Stock purchased under the Plan have been delivered pursuant to Section 10.

5. *Administration.*

The Committee shall administer the Plan. The Committee shall have all the powers vested in it by the terms of the Plan. The Committee shall have full authority to interpret the Plan and any Election Forms and offers to sell Stock under the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, and to make any determinations it believes necessary or advisable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Election Form or offer to sell Stock in the manner and to the extent the Committee deems desirable. Any decision of the Committee in the administration of the Plan shall be in its sole discretion and conclusive. The Committee may act only by a majority of its members in office, except that the members of the Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Committee. The Committee may delegate the duty to perform any administrative functions to the extent it finds appropriate.

6. *Offer To Sell Stock; Holding Period Condition.*

Unless the Committee determines otherwise with respect to a Purchase Period, Parkway offers to sell, and Participants shall have the right to purchase, shares of Stock in accordance with and subject to the terms of the Plan.

Unless the Committee determines otherwise, a Participant's right to purchase shares of Stock under the Plan shall be subject to the condition that the Participant agrees (a) to hold and not dispose of the shares for a period set by the Committee of twelve or more months from the Purchase Date for the shares, provided that the holding period shall end automatically on the termination of the Participant's employment with all Participating Employers, and (b) to have the shares held, for the holding period, by the transfer agent or broker designated by Parkway subject to such terms for dividend reinvestment as Parkway may specify.

7. *Participation*.

7.1 *Requirements*. Each individual who is an Eligible Director or an Eligible Employee on the Offer Date for a Purchase Period shall be (subject to Section 7.3) a Participant in the Plan for the Purchase Period if:

(a) the individual properly completes and files an Election Form to elect to participate in the Plan with the Plan Administrator by the Purchase Date for the Purchase Period,

(b) the individual deposits, either through payroll deduction, cash payment, or, subject to conditions prescribed by the Committee, dividends on Stock held under the Plan, the amount of his or her desired purchase payment by the Purchase Date for the Purchase Period, subject to any minimum requirements and the maximum under the Plan, and

(c) the individual's service as an Eligible Director or employment as an Eligible Employee continues uninterrupted through the Purchase Date for the Purchase Period.

The Committee may establish rules requiring that, to be taken into account for a Purchase Period, an Election Form be filed and deposits made by a designated date before the Offer Date or Purchase Date for the Purchase Period, and rules governing when elections authorizing, or changing or revoking the authorization of, payroll deductions shall be effective.

An Election Form shall require a Participant to agree to the conditions described in Section 6 (regarding the agreement not to dispose of Stock, and to have Stock held by a designated transfer agent or broker, during a specified holding period) and to the delivery of Stock pursuant to Section 10. An Election Form may require a Participant to provide such information and to agree to take such other action as the Committee deems necessary or appropriate in light of the purpose of the Plan or for the orderly administration of the Plan.

7.2 *Continuing Election*. An election made on an Election Form shall continue in effect until amended or revoked under Section 8.

7.3 *Termination*. A Participant's status as a Participant shall terminate for a Purchase Period when the Participant's Account is withdrawn under Section 8, his or her employment as an Eligible Employee or service as an Eligible Director terminates, or, in the discretion of the Committee, at any time the Committee suspects the Participant is purchasing Stock through the Plan without a view towards investment or is otherwise not complying with the required holding period for Stock purchased through the Plan.

8. *Payment Elections.*

8.1 *Initial Payment Elections.* A Participant's Election Form shall specify the payment he or she proposes to make for the related Purchase Period, expressed either as a dollar amount the Participant proposes to deposit in cash or as a dollar amount (or, in the discretion of the Plan Administrator, as a percentage) of the Participant's pay, in which case the Election Form shall authorize the Participant's Participating Employer to deduct that amount or percentage from the Participant's pay for on each pay date remaining during the Purchase Period (or as a combination of cash deposit and payroll deduction payments), provided

(a) the Committee may establish a minimum payment a Participant may make for purchases under the Plan for a Purchase Period, and

(b) the maximum payment a Participant may make for purchases under the Plan in any calendar year shall be $10,000. A Participant may request a waiver of this payment limit by submitting a written request to the Committee. The Committee, in its discretion, may grant or deny a request for waiver for any or no reason.

8.2 *Amending and Revoking Elections.* A Participant may amend or revoke an Election Form at any time. An amendment or revocation shall be effective for a given Purchase Period if timely filed under Section 7.1. In addition, a Participant may amend or revoke his or her Election Form during a Purchase Period to reduce or to stop his or her payments, and such election shall be effective immediately for cash deposits and as soon as practicable after the Plan Administrator actually receives the amended Election Form for payroll deductions.

8.3 *Withdrawals.* A Participant may at any time before the end of a Purchase Period withdraw (without interest) all or any part of the payments credited to his or her Account for the Purchase Period by delivering an amended Election Form to the Plan Administrator before the Purchase Date for the Purchase Period. A withdrawal shall be deducted from the Participant's Account as of the date the Plan Administrator receives the amended Election Form, and the actual withdrawal shall be effected by the Plan Administrator as soon as practicable after such date. If a Participant elects to withdraw all of his or her Account under this Section 8.3, his or her status as a Participant shall terminate as of the date the Plan Administrator receives the election.

The Committee may establish rules requiring that, to be given effect, an Election Form electing a withdrawal must be filed by a designated date before the Purchase Date for the Purchase Period.

8.4 *Account Credits and General Assets.* All payroll deductions made for a Participant shall be credited to his or her Account as of the pay date for the pay period for which the deduction is made. All payments made by a Participant to purchase Stock under the Plan, whether in cash or through payroll deductions, shall be held by Parkway or by such Participant's Participating Employer, as agent for Parkway. All such payments shall be held as part of the general assets of Parkway and shall not be held in trust or otherwise segregated from Parkway's

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general assets. No interest shall be paid or accrued on any such payments. A Participant's right to the payments credited to his or her Account shall be that of a general and unsecured creditor of Parkway.

8.5   *Automatic Refunds*.

(a)   The balance credited to the Account of an Eligible Director automatically shall be refunded in full (without interest) if his or her status as a member of the Board terminates for any reason before the Purchase Date for a Purchase Period, and the balance credited to the Account of an Eligible Employee automatically shall be refunded in full (without interest) if his or her status as an Eligible Employee terminates for any reason before the Purchase Date for a Purchase Period (including, but not limited to, as a result of the employee's failure to satisfy the eligibility requirements under the Plan during a Purchase Period). Refunds shall be made as soon as practicable after the Plan Administrator has actual notice of any such termination. An individual's status as a Participant under the Plan shall terminate at the same time as his or her status as an Eligible Director or Eligible Employee terminates.

(b)   If on the Purchase Date for a Purchase Period the balance credited to the Account of a Participant does not equal or exceed the minimum dollar amount, if any, required under the Plan, then the balance automatically shall be credited to the Participant's Account for the next Purchase Period, subject to the withdrawal provisions of Section 8.3.

9. *Purchase of Stock*.

9.1   *General Rule*. If a Participant is an Eligible Director or an Eligible Employee through the Purchase Date for a Purchase Period, the balance credited to his or her Account as of the Purchase Date for the Purchase Period automatically shall be applied to purchase shares of Stock (whole and fractional) at the Purchase Price for Stock for that Purchase Period (subject to any adjustments necessary to satisfy a tax withholding obligation pursuant to Section 21). No brokerage commissions shall be charged to Participants for purchases made under the Plan.

9.2   *Insufficient Number of Shares of Stock*. If the number of shares of Stock available for issuance under the Plan is insufficient to cover the number of shares that Participants' payments would purchase for a Purchase Period, then the number of shares of Stock a Participant would otherwise purchase on the Purchase Date for the Purchase Period shall be reduced to the number of shares determined by multiplying the number of remaining shares of Stock available under the Plan by a fraction, the numerator of which shall be the number of shares of Stock the Participant would have purchased on the Purchase Date (if there had been sufficient shares) and the denominator of which shall be the total number of shares of Stock all Participants would have purchased on the Purchase Date (if there had been sufficient shares).

10. *Delivery*.

As soon as practicable after the end of a Purchase Period, Parkway shall deliver the Stock purchased by a Participant for that Purchase Period to a broker or transfer agent designated by Parkway, to be held for the benefit of the Participant. No Participant (or any person who makes a claim for, on behalf of, or in place of a Participant) shall have any interest in any shares of Stock under the Plan until such shares have been so delivered for the benefit of such person. Parkway shall determine the terms under which Stock shall be held by the designated broker or transfer agent for the holding period specified under Section 6.

11. *Death of Participant*.

On the death of a Participant any balance credited to his or her Account and any undelivered Stock purchased for the Participant under the Plan shall be delivered to Participant's estate or the person to whom the Participant's rights are transferred by will or under the laws of descent and distribution, as the case may be, free of all restrictions, provided, however, that no delivery shall be made before the estate or such other person has provided for satisfaction of any federal, state, and local income and employment tax withholding obligation incurred by Parkway or the Participant's Participating Employer in connection with the delivery of the shares.

12. *Transferability*.

Neither the balance credited to a Participant's Account nor any rights to receive shares of Stock under the Plan may be assigned, encumbered, alienated, transferred, pledged, or otherwise disposed of in any way by a Participant, and any attempt to do so shall be without effect.

13. *Adjustment*.

The Committee shall adjust the number, kind, or class (or any combination thereof) of shares of Stock available under Section 3 and the Purchase Price for such shares of Stock in an equitable manner to reflect any change in the capitalization of Parkway, including, but not limited to, such changes as stock dividends or stock splits.

14. *Securities Registration.*

Parkway reserves the right to require a Participant, as a condition to the receipt of shares of Stock under the Plan, to agree to hold such shares of Stock for investment and not with a view of resale or distribution to the public and, if so requested by Parkway, to deliver to Parkway a written statement satisfactory to Parkway to that effect. Furthermore, if so requested by Parkway, the Participant shall make a written representation to Parkway that he or she will not sell or offer for sale any of such Stock unless a registration statement shall be in effect with respect to such Stock under the Securities Act of 1933 and any applicable state securities law or the Participant shall have furnished to Parkway an opinion in form and substance satisfactory to Parkway of legal counsel satisfactory to Parkway that such registration is not required. Certificates representing the Stock transferred under the Plan may at the discretion of Parkway bear a legend to the effect that such Stock has not been registered under the Securities Act of 1933 or any applicable state securities law and that such Stock cannot be sold or offered for sale in the absence of an effective registration statement as to such Stock under the Securities Act of 1933 and any applicable state securities law or an opinion in form and substance satisfactory to Parkway of legal counsel satisfactory to Parkway that such registration is not required.

15. *Compliance with Rule 16b-3.*

Parkway shall have the right to withhold or otherwise restrict its offer to sell Stock or the transfer of any Stock or cash under the Plan to a Participant as Parkway deems appropriate to satisfy any condition or requirement under Rule 16b-3 to the extent Rule 16 of the Securities Exchange Act of 1934 might be applicable to such offer or transfer.

16. *Amendment of Plan.*

The Board may amend the Plan in any respect, provided, however, that without the approval of the shareholders of the Company the Board may not, except as provided in Section 13, increase the maximum number of shares of Stock that may be issued under the Plan as set forth in Section 3 or decrease the Purchase Price of shares of Stock offered under the Plan.

The Board may also terminate the Plan and any Purchase Period at any time (together with any related offer to sell Stock and payment elections) or may terminate any Purchase Period (together with any related offer to sell Stock and payment elections) at any time.

17. *Notices.*

All Election Forms and other communications from a Participant to the Plan Administrator under, or in connection with, the Plan shall be deemed to have been filed with the Plan Administrator when actually received in the form specified by the Plan Administrator at the location, or by the person, designated by the Plan Administrator for the receipt of any such Election Form and communications.

18. *No Right to Continued Employment.*

Nothing in the Plan shall confer upon any employee the right to continue in the employ of the Company or restrict the right of Parkway or a Participating Employer to terminate the employment of any employee, nor shall anything in the Plan confer upon any member of the Board the right to continue in that position.

19. *Employment Transfers.*

No Eligible Employee's employment shall be treated as terminated under the Plan as a result of a transfer between, or among, Parkway and any other Participating Employer.

20. *Shareholder Approval.*

If Parkway's shareholders fail to approve the adoption of the Plan at the 2006 Annual Meeting of Shareholders, the Plan shall automatically terminate.

21. *Withholding*.

Participation in the Plan is subject to the condition that the Participant consents to whatever action the Plan Administrator directs to satisfy any federal, state, and local income and payroll tax withholding requirements the Plan Administrator in its discretion deems applicable to the purchase of Stock under the Plan, which may include withholding from any compensation payable to the Participant.

22. *Construction*.

The Plan shall construed in accordance with the laws of the State of Maryland.

PARKWAY PROPERTIES, INC.

By: /s/ Steven G. Rogers
     Steven G. Rogers
     President and Chief Executive Officer

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